                                                                                                              October 13, 2011

VIA EDGAR
EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

            Re:  Withdrawal of Post-Effective Amendment on Form N-1A
                        Accession Number: 0000907244-11-000794 (File No.: 333-74295)

Ladies and Gentlemen:

                Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendments to the Registration Statements filed on Form 485BPOS on October 13, 2011 (the "Registration Statement") for Wells Fargo Funds Trust (the "Trust").  The filing was Post-Effective Amendment No. 215.

                The XBRL filing of Form 485BPOS for the Trust was incomplete.

                Please direct all inquiries to Brian Montana, Esq. at 617-210-3662.

                                                                                                                Very truly yours,

                                                                                                                \s\ Brian Montana

                                                                                                                Brian Montana